UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Terran Orbital Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88105P103

(CUSIP Number)

TASSOS RECACHINAS SOPHIS INVESTMENTS LLC 250 Park Avenue, 7th Floor New York, New York 10177 (212) 572-6360

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 4, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Sophis Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		16,581,365
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,581,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Sophis GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Tassos Recachinas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		16,581,465
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,581,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Roark’s Drift, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,600,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Joseph Roos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,600,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Austin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,730,704
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,730,704
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,730,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Roland Coelho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,731,987
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,731,987
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,731,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 88105P103

1	NAME OF REPORTING PERSON

Jordi Puig-Suari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA and Spain
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,518,574
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,518,574
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,518,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 88105P103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Shares”), of Terran Orbital Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6800 Broken Sound Parkway NW, Suite 200, Boca Raton, FL 33487.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Sophis Investments LLC, a Delaware limited liability company (“Sophis Investments”);

(ii)	Sophis GP LLC, a Delaware limited liability company (“Sophis GP”);

(iii)	Tassos Recachinas (together with Sophis Investments and Sophis GP, “Sophis”);

(iv)	Roark’s Drift, LLC, a Delaware limited liability company (“Roark’s Drift”);

(v)	Joseph Roos;

(vi)	Austin Williams;

(vii)	Roland Coelho; and

(viii)	Jordi Puig-Suari.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement (the “Group Agreement”), as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Sophis Investments, Sophis GP and Mr. Recachinas is 250 Park Avenue, 7th Floor, New York, NY 10177. The principal business address of each of Roark’s Drift and Mr. Roos is 10322 Sweet Bay Manor, Parkland, FL 33076. The principal business address of Mr. Williams is 305 Avenida San Pablo, San Clemente, CA 92672. The principal business address of Mr. Coelho is 3225 Daisy Lane, San Luis Obispo, CA 93401. The principal business address of Mr. Puig-Suari is 1701 16th St. NW, #650, Washington, DC 20009.

(c)       The principal business of Sophis Investments is serving as a registered investment advisor. The principal business of Sophis GP is serving as an investment research sponsor and management consulting firm. The principal occupation of Mr. Recachinas is serving as the managing member of each of Sophis Investments and Sophis GP. The principal business of Roark’s Drift is investing in securities. The principal occupation of Mr. Roos is serving as a private investor and the managing member of Roark’s Drift. The principal occupation of Mr. Williams is serving as a private investor. The principal occupation of Mr. Coelho is serving as an engineer and CEO of Maverick Space Systems, Inc. (“Maverick”). The principal occupation of Mr. Puig-Suari is serving as a private investor.

CUSIP No. 88105P103

(d)       During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Sophis Investments, Sophis GP and Roark’s Drift are organized under the laws of the State of Delaware. Messrs. Recachinas, Roos, Williams, Coelho and Puig-Suari are citizens of the United States of America. Mr. Puig-Suari is also a citizen of Spain.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Sophis Investments and Sophis GP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 100 Shares directly owned by Sophis Investments is approximately $118, excluding brokerage commissions. The aggregate purchase price of the 100 Shares directly owned by Sophis GP is approximately $74, excluding brokerage commissions.

The Shares beneficially owned by each of Roark’s Drift and Messrs. Williams, Coelho and Puig-Suari were acquired in connection with the Business Combination (as defined below).

Item 4.	Purpose of Transaction.

On October 11, 2023, the Reporting Persons, including Messrs. Williams, Coelho and Jordi Puig-Suari, all three of whom are co-founders of the Issuer’s primary operating subsidiary (f/k/a Tyvak Nano-Satellite Systems, Inc.), delivered a letter (the “Letter”) to the board of directors of the Issuer (the “Board”), and, on October 12, 2023, the Reporting Persons issued a press release that included a copy of the Letter (the “Press Release”). In the Letter, the Reporting Persons contend that, among other things, the Issuer must regain market credibility and more favorable access to capital, which the Reporting Persons believe will only be achieved through a meaningful change in leadership and operating efficiency. To that end, the Reporting Persons recommend in the Letter that the Board pursue the following three-pronged plan immediately, which includes (i) separating the role of CEO and Chairman and installing a new CEO with demonstrable prior industry experience and a successful track record who can address the operational, cultural and capital allocation issues plaguing the Issuer, (ii) reconstituting the Board and implementing best-in-class corporate governance practices, including de-staggering the Board, to ensure the Board is able to provide proper management oversight and act as stockholder fiduciaries, and (iii) conducting a comprehensive strategic review process, including retaining outside financial and legal advisors, to evaluate all strategic alternatives and opportunities available to maximize stockholder value.

In the Letter, the Reporting Persons state that they have identified a potential CEO candidate with the experience, expertise, relationships and leadership capabilities to address the Issuer’s deficiencies and restore market confidence in the Issuer. The Letter states that the Reporting Persons have also identified highly qualified and independent director candidates who are committed to working on behalf of all stockholders of the Issuer to create value at the Issuer.

The Reporting Persons further state in the Letter that they believe the Issuer and its stockholders would materially benefit from stronger management, stewardship of capital, cost rationalization and a larger customer base. The Letter also provides that any strategic review to evaluate strategic alternatives must be conducted after the Company has been stabilized under a reconstituted board of directors to best position it to execute any business transformation with regained market confidence. The Letter concludes with the Reporting Persons stating that they hope to constructively engage with the Board on the matters set forth in the Letter. A copy of each of the Letter and the Press Release is attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

CUSIP No. 88105P103

The Reporting Persons hope and expect to engage in communications with the Issuer’s Board and management team regarding the matters set forth in the Letter.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s management and Board, other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the Issuer’s capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition), or operations, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 197,799,143 Shares outstanding, which is the total number of Shares outstanding following the closing of the Issuer’s public offering as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on September 20, 2023.

A.	Sophis Investments

(a)	As of the date hereof, Sophis Investments directly beneficially owns 100 Shares. Pursuant to the Investment Advisory Agreements (as defined below), Sophis Investments may be deemed to beneficially own the (i) 2,600,000 Shares owned by Roark’s Drift, (ii) 5,730,704 Shares owned by Mr. Williams, (iii) 5,731,987 Shares owned by Mr. Coelho and (iv) 2,518,574 Shares owned by Mr. Puig-Suari.

Percentage: Approximately 8.4%

CUSIP No. 88105P103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 16,581,365
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 100

B.	Sophis GP

(a)	As of the date hereof, Sophis GP directly beneficially owns 100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 100 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 100

C.	Mr. Recachinas

(a)	Mr. Recachinas, as the managing member of each of Sophis Investments and Sophis GP, may be deemed to beneficially own the (i) 100 Shares owned by Sophis Investments, (ii) 100 Shares owned by Sophis GP, (iii) 2,600,000 Shares owned by Roark’s Drift, (iv) 5,730,704 Shares owned by Mr. Williams, (v) 5,731,987 Shares owned by Mr. Coelho and (vi) 2,518,574 Shares owned by Mr. Puig-Suari

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 16,581,465
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 200

D.	Roark’s Drift

(a)	As of the date hereof, Roark’s Drift directly beneficially owns 2,600,000 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,600,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,600,000

E.	Mr. Roos

(a)	Mr. Roos, as the managing member of Roark’s Drift, may be deemed to beneficially own the 2,600,000 Shares owned by Roark’s Drift.

Percentage: Approximately 1.3%

CUSIP No. 88105P103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,600,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,600,000

F.	Mr. Williams

(a)	As of the date hereof, Mr. Williams directly beneficially owns 5,730,704 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,730,704
3. Sole power to dispose or direct the disposition: 5,730,704
4. Shared power to dispose or direct the disposition: 0

G.	Mr. Coelho

(a)	As of the date hereof, Mr. Coelho directly beneficially owns 5,731,987 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,731,987
3. Sole power to dispose or direct the disposition: 5,731,987
4. Shared power to dispose or direct the disposition: 0

H.	Mr. Puig-Suari

(a)	As of the date hereof, Mr. Puig-Suari directly beneficially owns 2,518,574 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,518,574
3. Sole power to dispose or direct the disposition: 2,518,574
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 16,581,465 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 8.4% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 88105P103

(c)	Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 6, 2023, the Reporting Persons entered into the Group Agreement pursuant to which the parties agreed, among other things, (a) to the extent required by applicable law, to the joint filing on behalf of each of the parties of statements on Schedule 13D or under Section 16 of the Exchange Act with respect to the securities of the Issuer, (b) to not undertake or effect any purchase, sale, acquisition or disposition of, or undertake any substantial steps to commence a tender offer for, securities of the Issuer without the prior written consent of the other members of the Group, (c) that any SEC filing, press release, formal communication to the Issuer or formal stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities shall be as directed by Sophis and (d) that certain expenses and costs relating to the group’s activities will be paid by the parties based on a pro rata basis based on the number of Shares owned by each party. A copy of the Group Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On March 25, 2022, the Issuer consummated the business combination contemplated in the Agreement and Plan of Merger, dated as of October 28, 2021, as amended by Amendment No. 1 thereto dated February 8, 2022 and Amendment No. 2 thereto dated March 9, 2022 (the “Merger Agreement”), by and among the Issuer, Terran Orbital Operating Corporation (formerly known as Terran Orbital Corporation) and Titan Merger Sub, Inc. (the “Business Combination”). Concurrently with the execution of the Merger Agreement, the Issuer entered into an investor rights agreement (the “Investor Rights Agreement”) with several parties, including, but not limited to, Roark Drift and Messrs. Williams, Coelho and Puig-Suari, pursuant to which, among other things, such parties were granted certain customary registration rights with respect to their respective Registrable Securities (as defined in the Investor Rights Agreement), in each case, on the terms and subject to the conditions set forth therein. A copy of the Investor Rights Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On October 4, 2023, Sophis Investments entered into certain Investment Advisory Agreements (the “Investment Advisory Agreements”) with each of Roark’s Drift and Messrs. Williams, Coelho and Puig-Suari (collectively, the “Clients”). Pursuant to the Investment Advisory Agreements, among other things, Sophis Investments agreed to provide the Clients with investment recommendations regarding equity and equity-related investments with respect to the companies identified therein, including the Issuer, but does not have dispositive authority with respect to such investments. In addition, pursuant to the Investment Advisory Agreements, the Clients agreed, among other things, to follow the recommendations provided by Sophis Investments with regards to (a) voting, tendering or converting securities of the Issuer held by the Client, (b) taking actions with respect to any plan of reorganization or similar corporate transaction requiring shareholder votes, and (c) generally, exercising all rights, powers and privileges with respect to the securities of the Issuer held by the Client, in each case, subject to certain limited exceptions. Under the Investment Advisory Agreements, Sophis Investments is entitled to a performance-based fee if certain investment objectives are met, subject to the terms therein. Sophis Investments and the Clients further agreed that the aggregate investments of Sophis Investments, each Client and the other accounts, if any, managed by Sophis Investments, shall not exceed 14.99%, or result in beneficial ownership by each party in excess of such percentage, of any class of outstanding securities of the Issuer without prior notice to and written consent of Sophis Investments.

CUSIP No. 88105P103

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	The Letter, dated October 11, 2023.

99.2	The Press Release, dated October 12, 2023.

99.3	Group Agreement, dated October 6, 2023.

99.4	Investor Rights Agreement, dated October 28, 2021, by and among the Issuer, Tailwind Two Acquisition Corp. and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Amended Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 29, 2021).

CUSIP No. 88105P103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2023

SOPHIS INVESTMENTS LLC

By:	/s/ Tassos D. Recachinas
	Name:	Tassos D. Recachinas
	Title:	Managing Member

SOPHIS GP LLC

By:	/s/ Tassos D. Recachinas
	Name:	Tassos D. Recachinas
	Title:	Managing Member

/s/ Tassos D. Recachinas
Tassos D. Recachinas

ROARK’S DRIFT, LLC

By:	/s/ Joseph M. Roos
	Name:	Joseph M. Roos
	Title:	Managing Member

/s/ Joseph M. Roos
Joseph M. Roos

/s/ Austin Williams
Austin Williams

/s/ Roland T. Coelho
Roland T. Coelho

/s/ Jordi Puig-Suari
Jordi Puig-Suari

CUSIP No. 88105P103

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

SOPHIS INVESTMENTS LLC

Purchase of Common Stock	100	1.1750	08/23/2023

SOPHIS GP LLC

Purchase of Common Stock	100	0.7393	10/11/2023

AUSTIN WILLIAMS

Sale of Common Stock	(100,000)	0.8900	09/25/2023
Sale of Common Stock	(100,000)	1.0100	09/25/2023